Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
112 Worcester Street
Wellesley Hills, MA 02481

March 8, 2006

VIA EDGAR

U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	Keyport Variable Account A ("Registrant")
Sun Life Assurance Company of Canada (U.S.) ("Depositor")
Request for Withdrawal of Registration Statement on Form N-4
(File Nos. 333-112506 and 811-07543)
Accession Number: 0001007573-04-000025
CIK: 0001007573

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, Registrant and Depositor respectfully request that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the above captioned Form N-4 Registration Statement filed with the Commission on February 5, 2004 (the "Registration Statement").

This request for withdrawal is being made because the Registrant has decided against offering for sale the contracts described in the Registration Statement.

Registrant and Depositor respectfully submit that a withdrawal of the Registration Statement is consistent with the public interest and the protection of investors in light of the circumstances described above.

Any questions regarding this matter may be directed to the undersigned at 781-263-6402.

Sincerely,

/SANDRA M. DaDALT/

Sandra M. DaDalt
Assistant Vice President and Senior Counsel

cc:  Rebecca Marquigny, Esquire